NANOFLEX POWER CORPORATION

17207 N. Perimeter Drive, Suite 210

Scottsdale, Arizona 85255

November 5, 2014

VIA EDGAR AND FEDEX

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”)

Amendment No. 1 to Registration Statement on Form S-1

Filed July 30, 2014

File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation(the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated November 3, 2014, (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 4.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Resale Prospectus

Selling Security Holders, page 10

1.	We note your response to comment one in our letter dated September 29, 2014. We note that the disclosures to footnotes 76 and 79 are reversed. Please revise to disclose the correct information in these footnotes. We also note that the second reference to footnote 100 (Anthony Y.K. Kim, Profit Sharing Plan) on page16 of the Distribution Prospectus should refer to footnote 101. Please revise.

Response:

NanoFlex has revised the Registration Statement accordingly.

1

Distribution Prospectus

General

2.	We note your response to comment two in our letter dated September 29, 2014. Please revise the registration statement to name Nanoflex as an underwriter and in your response please tell us where such disclosure is located. We also note the “may be deemed as underwriters” language on page 64. Please revise to remove the “may be deemed as underwriters” language and name these affiliates as underwriters.

Response:

NanoFlex has revised the Registration Statement accordingly. The disclosure with regard to Nanoflex being named as an underwriter can be found on page 64.

Legal Opinion, Exhibit 5.1

3.	We note that the legal opinion refers to sixty selling shareholders. Please have counsel revise the opinion to remove the number of selling shareholders or include the correct number of selling shareholders.

Response:

The legal opinion has been revised accordingly.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

	By:	/s/ Robert J. Fasnacht
	Name:	Robert J. Fasnacht
	Title:	President and Chief Operating Officer

Encl.